

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2013

Via E-mail
Mr. Derrick Gidden
Chief Executive Officer
Caduceus Software Systems Corp.
42A High Street
Sutton Coldfield, West Midlands
United Kingdom, B72 1UJ

> **Re: Caduceus Software Systems Corp.**
> **Item 4.02 Form 8-K**
> **Filed February 19, 2013**
> **File No. 333-144509**

Dear Mr. Gidden:

We issued a comment on the above captioned filing on February 22, 2013**.** On June 10, 2013**,** we issued a follow-up letter informing you that the comment remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

Please contact Dale Welcome at (202) 551-3865 or me at (202) 551-3355 if you have any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief